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                             October 5, 2022

       Qimin Zhou
       Chief Financial Officer
       China Eastern Airlines Corporation Limited
       5/F, Block A2, Northern District, CEA Building
       36 Hongxiang 3rd Road, Minhang District, Shanghai
       The People   s Republic of China

                                                        Re: China Eastern
Airlines Corporation Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 8, 2022
                                                            File No. 001-14550

       Dear Qimin Zhou:

               We have reviewed your September 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       D. Risk Factors
       Risk Relating to the PRC, page 12

   1. We note your response to comment 4 and reissue the comment. We note you provide risk factor for
"uncertainties embodied in the PRC legal system may limit certain legal protection available to
investors" on page 14. Please revise to describe the significant regulatory, liquidity,
and enforcement risks with cross-references to the more detailed discussion of these
risks in the filing. In addition, specifically provide the following:

                                                              Discuss the risks
arising from the legal system in China, including risks and
 Qimin Zhou
China Eastern Airlines Corporation Limited
October 5, 2022
Page 2
              uncertainties regarding the enforcement of laws and that rules and regulations in
              China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
              Chinabased issuers, which could result in a material change in your operations and/or the value of your securities;

                Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

        You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa, Branch
Chief, at (202) 551- 3650 if you have questions regarding the comment.



FirstName LastNameQimin Zhou                          Sincerely,
Comapany NameChina Eastern Airlines Corporation Limited
                                                      Division of Corporation
Finance
October 5, 2022 Page 2                                Office of Energy &
Transportation
FirstName LastName